Exhibit 99.4

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	22 February 2013

RETIREMENT OF GROUP CEO

The Board of Sims Metal Management Limited (the “Company”) announced today that, Daniel W. Dienst, the Company’s Chief Executive Officer, will retire effective 30 June 2013 upon the expiration of his contract. Mr Dienst will resign from the Company’s Board of Directors at the same time.

The Chairman Mr Geoff Brunsdon said “The Board would like to acknowledge the enormous contributions Mr Dienst has made to the Company during the nine years he has been Chief Executive Officer, including; the integration of Metal Management and Hugo Neu, major improvements to the safe working environment of its 6,600 employees, and the establishment of the Company’s beachhead in the mainland Chinese market. More recently, Mr Dienst has been driving a vigorous program of cost reductions, portfolio optimisation and performance improvements in response to the continued challenging economic environment in our key markets. We are grateful for his tireless service and dedication to meeting the constant demands of a Company which operates 24 hours a day.”

Mr Dienst said “I make this decision with mixed emotions; it has been a rare privilege to lead such a dedicated group of employees committed to building the largest, safest and most sustainable metals and electronics recycling company in the world. After nine years as Chief Executive Officer I believe now is the right time to bring the next leader into the organisation in an orderly succession process.”

Mr Brunsdon said “During this transition period, the Chief Executive Officer will continue to be responsible for execution of key elements of the Company’s strategy; namely to continue to consolidate our position in markets where we have a number one or two position, reduce our overall operating costs and exit those business where we do not have a sustainable competitive advantage. Mr Dienst will also be responsible for implementation of the initiatives the Company needs to take in our UK SRS business.”

As well as considering internal candidates, the Board, with the assistance of Mr Dienst, will commence a global search for a new CEO with the objective of ensuring a smooth transition at the conclusion of Mr Dienst’s contract.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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